UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

NatWest Group plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

(CUSIP Number)

Peter King

1 Horse Guards Road

London

SW1A 2HQ

+44 (0) 20 7270 5328

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2021

(Date of Event Which Requires Filing of this Statement)

HM Treasury;

UK Government Investments Ltd

Names of Reporting Persons

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Explanatory note : In lieu of providing the information called for by Schedule 13D, Her Majesty's Treasury is furnishing a copy of “TR-1: Notification of Major Interest in Shares”, which is the standard form for any notification required to be delivered under the UK Disclosure Guidance and Transparency Rules to (among others) an issuer whose shares are admitted to trading on a UK regulated market (and to the UK Financial Conduct Authority) following the acquisition or disposal of certain interests in the shares or voting rights in such issuer. This modified Schedule 13D is filed pursuant to no-action relief granted by the Staff of the Securities and Exchange Commission in a no-action letter dated December 10, 2008.

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of Her Majesty’s Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)[v]
Name		The Solicitor for the Affairs of Her Majesty’s Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		17 September 2021
6. Date on which issuer notified (DD/MM/YYYY):		17 September 2021
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	53.96%		53.96%	24,886,014,360
Position of previous notification (if applicable)	54.75%		54.75%

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8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares

Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214	24,886,014,360		53.96%

SUBTOTAL 8. A	24,886,014,360		53.96%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

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9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii
Full chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)	x

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

UK Government Investments Limited, a company wholly-owned by Her Majesty’s Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with Her Majesty’s Treasury).

The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for The Commissioners of Her Majesty’s Treasury.

The Commissioners of Her Majesty’s Treasury	53.96%	53.96%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

The Solicitor for the Affairs of Her Majesty’s Treasury is acting as nominee for The Commissioners of Her Majesty’s Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (53.96%), has been calculated following the disposal by HMT of 117,249,604 ordinary shares in NWG since its last TR-1 notification on 11 May 2021.

This calculation does not take into account any shares repurchased by NWG under its share buyback programme since the last Total Voting Rights announcement on 31 August 2021. The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT’s trading plan announced on 22 July 2021.

Place of completion	London, England
Date of completion	17 September 2021

Legal Entity Identifier: 2138005O9XJIJN4JPN90

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2021

Her Majesty’s Treasury, a department of Her Majesty’s Government of the United Kingdom of Great Britain and Northern Ireland

By:	/s/ Jonathan Edwards
	Name:	Jonathan Edwards
	Title:	Deputy Director, Banking Assets and Resolution Strategy

UK Government Investments Ltd

By:	/s/ Robert Razzell
	Name:	Robert Razzell
	Title:	Chief Financial Officer, UKGI